[redacted]

04002513

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-016677~~ 8-34349

RECEIVED FEB 27 2004 SEC MAIL PROCESSING SECTION WASH, D.C. 161

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE CARNEY GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 GEORGE BUSH BLVD.
(No. and Street)

DELRAY BEACH (City) FL (State) 33483 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS F. CARNEY, JR. 561-330-8140 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.C. BERGMAN, C.P.A.
(Name – *if individual, state last, first, middle name*)

7451 W. OAKLAND PARK BLVD. (Address) LAUDERHILL (City) FL (State) 33319 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS F. CARNEY JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE CARNEY GROUP INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

JUDITH A. PERSIN
My Comm Exp. 11/19/04
No. CC 982859
[✓] Personally Known [ ] Other I.D.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CARNEY GROUP, INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2003

A.C. Bergman
Certified Public Accountant
MEMBER AMERICAN INSTITUTE AND FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

7451 W. Oakland Park Blvd.
Lauderhill, Florida 33319
Broward (954) 742-5905
Dade (800) 940-0158
Fax (954) 742-5979

INDEPENDENT AUDITOR'S REPORT

TO THE STOCKHOLDER
THE CARNEY GROUP, INCORPORATED

I have audited the accompanying balance sheet of The Carney Group, Incorporated as of December 31, 2003, and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of The Carney Group, Incorporated as of December 31, 2003, and the results of their operations and their cash flow for the year then ended in conformity with generally accepted accounting principles.

ACBergman

February 24, 2004

THE CARNEY GROUP, INCORPORATED
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS:		
Cash	$ 10,975	
Loan Receivable - Affiliate	1,128	
Prepaid Insurance	308	
TOTAL CURRENT ASSETS		$ 12,411
PROPERTY & EQUIPMENT:		
Office Equipment(net of depreciation of $ 3,525.)		-0-
TOTAL ASSETS		$ 12,411

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$ -0-	
TOTAL CURRENT LIABILITIES		$ -0-
STOCKHOLDER'S EQUITY:		
Common Stock, $1 par value, 1000 Shares Authorized, Issued and Outstanding	1,000	
Additional Paid-In Capital	24,547	
(Deficit)	(13,136)	
TOTAL STOCKHOLDER'S EQUITY		12,411
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 12,411

The accompanying notes are an integral part of these Financial Statements.

THE CARNEY GROUP, INCORPORATED
STATEMENT OF INCOME AND RETAINED EARNINGS (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2003

INCOME:		
Commission Income	$ 232	
Investment Income	92	
TOTAL INCOME		$ 324
GENERAL AND ADMINISTRATIVE EXPENSES		12,286
NET LOSS FROM OPERATIONS		(11,962)
(DEFICIT) - January 1, 2003		(1,174)
(DEFICIT) - December 31, 2003		$ (11,136)

The accompanying notes are an integral part of these Financial Statements.

THE CARNEY GROUP, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock $1 Par Value	Additional Paid-In Capital	Retained Earnings (Deficit)
Balance at January 1, 2003	$ 1,000	$24,547	$ (1,174)
Additional Capital			
Net Loss			(11,962)
Balance as December 31, 2003	$ 1,000	$ 24,547	$(11,136)

The accompanying notes are an integral part of these Financial Statements.

THE CARNEY GROUP, INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOW FROM OPERATING ACTIVITIES:		
Net Loss		$(11,962)
NET CASH USED BY OPERATING ACTIVITIES		(11,962)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
(Increase) decrease in:		
Concessions receivable	$ 77	
Loan Receivable - Affiliate	(1,128)	
Loan Receivable - Officer	7,500	
		6,449
Increase (decrease) in:		
Accounts Payable	(112)	
		(112)
NET (DECREASE) IN CASH		(5,625)
CASH - BEGINNING OF YEAR		16,600
CASH - END OF YEAR		$ 10,975

Supplemental Disclosures:

Interest Paid	$ -0-
Income Taxes Paid	$ -0-

The accompanying notes are an integral part of these Financial Statements.

THE CARNEY GROUP, INCORPORATED
NET CAPITAL COMPUTATION
DECEMBER 31, 2003

Stockholders' Equity:		$ 12,411
Adjustments:		
Less non-allowable assets:		
Prepaid Expenses	$ 308	
Loan Receivable - Affiliate	1,128	
		1,436
Total Net Capital		10,975
Minimum Capital Required		5,000
Excess Net Capital		$ 5,975
Net Capital Per Client's Focus Report		$ 6,290
Net Difference		$ 315

The difference in net capital per Company's Focus Report and net capital computation results from an adjustment to non-allowable assets & prepaid insurance and insurance expense.

The accompanying notes are an integral part of these Financial Statements.

THE CARNEY GROUP, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. Summary of Significant Accounting Policies:

Organization:

The Carney Group, Incorporated was incorporated under the laws of the State of Florida on August 19, 1985. Its current purpose is the trading of securities.

Net Capital:

As of December 31, 2003 the Company's minimum capital required was $5,000. The Company's actual capital was $10,975, resulting in excess in capital of $ 5,975.

Basis of Accounting:

The Company follows the accrued basis of accounting. Income is recorded as revenue when due, uncollected amounts are recorded as accounts receivable. Expenses are recorded when incurred; unpaid expenses are recorded as accounts payable.

Accounts Receivable:

All accounts receivable are deemed collectible, no allowance for doubtful accounts has been provided.

Accounting System:

No material inadequacies in the accounting system were noted as of the audit date.

2. Income Taxes:

The Company provides for the income tax effect of transactions reported in the financial statements.

Federal	$ -0-